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                                                                     EXHIBIT (N)

                              [GIANT 5 FUNDS LOGO]

                           GIANT 5 FUNDS (THE "TRUST")
                           PLAN PURSUANT TO RULE 18F-3

      The Trust hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended, on behalf of each of its series:
Giant 5 Total Investment System and Giant 5 Total Index System (the "Funds"). This plan sets forth the separate arrangement and expense allocation of each class of shares of the Funds. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

                          CLASS CHARACTERISTICS

Independence Shares:      Independence shares bear the expenses of the ongoing
                          Rule 12b-1 fees applicable to that Class. There is no initial sales charge as set forth in each Fund's current prospectus and statement of additional information (together, the "prospectus").

Freedom Shares:           Freedom shares bear the expenses of the ongoing Rule
                          12b-1 fees applicable to that Class. There is no initial sales charge as set forth in each Fund's current prospectus and statement of additional information (together, the "prospectus").

                         INCOME AND EXPENSE ALLOCATIONS

      Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

                           DIVIDENDS AND DISTRIBUTIONS

      Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

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                               EXCHANGE PRIVILEGE

      Holders of Independence and Freedom shares shall have such exchange privileges as set forth in each Fund's current prospectus. Exchange privileges may vary among Classes.

                               CONVERSION FEATURES

      There are no conversion features applicable to Independence or Freedom shares.

                          OTHER RIGHTS AND OBLIGATIONS

      Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.

                                  VOTING RIGHTS

      Each Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees of the Class. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.